VIA EDGAR

May 3, 2012

Mr. Jeffrey Long
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on the Annual Report of ASA Gold and Precious Metals Limited (formerly ASA Limited) for the Fiscal Year Ended November 30, 2010 (SEC File No. 811-2160)

Dear Mr. Long:

On behalf of ASA Gold and Precious Metals Limited (formerly ASA Limited) (“Company”), set forth below are the comments that you provided by telephone to Yoon Choo of K&L Gates LLP on March 29, 2012, concerning the Company’s annual report for the fiscal year ended November 30, 2010 (“Annual Report”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 3, 2011, and the Company’s responses thereto. Your comments are set forth in italics and are followed by the Company’s responses.

1.       Comment: Page 3 of the Annual Report states: “[d]uring the 2010 fiscal year, ASA outperformed the FTSE Gold Mines Index total return of 12.8% which excludes the reinvestment of dividends.” Why is the total return for the FTSE Gold Mines Index shown without reinvestment of dividends? If that index calculates its total returns without reinvestment of dividends, explain why use of that index is appropriate.

Response: Beginning with the Company’s semi-annual report for the period ending May 31, 2012, the FTSE Gold Mines total return will include the reinvestment of dividends. The Company obtains index data for the FTSE Gold Mines Index through a third party data provider. The total return index data was not available electronically until recently.

400 S. El Camino Real, Suite 710, San Mateo, CA 94402

Phone: 650-376-3135 – Fax: 650-376-3734 – email: info@asaltd.com

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

May 3, 2012

2.       Comment: Consider adding a broad-based index such as the Standard & Poor’s 500 Composite Stock Index to the performance chart.

Response: Over the long term, the Company has outperformed the Standard & Poor’s 500 Composite Stock Index, and the Company has considered adding the Standard & Poor’s 500 Composite Stock Index or another broad based index for comparison purposes. However, due to the widely divergent portfolio characteristics of the Company and the broad based indexes, the Company does not believe that such a comparison is relevant or helpful for investors.

3.       Comment: Confirm that the Company was in compliance with the diversification requirements for a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”), at the close of each quarter of its 2010 taxable year.

Response: The Company is organized as a Bermuda exempted limited liability company and operates under an exemptive order issued by the Securities and Exchange Commission pursuant to Section 7(d) of the Investment Company Act of 1940. The Company is not required to comply with the diversification requirements for a regulated investment company under Subchapter M of the Code because it is a foreign corporation.

4.       Comment: Page 16 of the Annual Report states: “[i]n addition, at May 31, 2010 the Company accrued a $615,000 payment payable upon termination of the Services Agreement between the Company and LGN Group, LLC.” Please explain why the payment was made.

Response: Lawrence G. Nardolillo served as the Company’s Chief Financial Officer and Treasurer until September 2010. He was also the sole owner of LGN Group, LLC (“LGN”). The services agreement between the Company and LGN provided that in the event that the Company terminated the services agreement other than for cause, LGN was to receive a sum equal to the annual service fee which for 2010 was $615,000. After the Company consolidated and relocated its offices from the East Coast to the West Coast in 2010, the Board of Directors decided that it was not in the best interests of the shareholders to renew the services agreement, and LGN became entitled to the termination payment of $615,000.

400 S. El Camino Real, Suite 710, San Mateo, CA 94402

Phone: 650-376-3135 – Fax: 650-376-3734 – email: info@asaltd.com

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

May 3, 2012

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The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Annual Report; (2) staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the SEC from taking any action with respect to the Annual Report; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (650) 376-3135 if you have any questions regarding the foregoing.

Sincerely,

/s/Steven Schantz

General Counsel

cc:	David Christensen, ASA Gold and Precious Metals Limited
Yoon Choo, Esq., K&L Gates LLP
Kurt Decko, Esq., K&L Gates LLP

400 S. El Camino Real, Suite 710, San Mateo, CA 94402

Phone: 650-376-3135 – Fax: 650-376-3734 – email: info@asaltd.com